UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

The Company’s Fourth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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